NEWS RELEASE

EMX Provides an Update on Exploration Successes at Viscaria

Vancouver, British Columbia, October 31, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that the operator of the Viscaria copper-iron-silver project in Northern Sweden, where EMX holds a royalty interest, recently published new exploration results that appear to include discoveries of multiple new bodies of mineralization. Viscaria Gruvaktiebolag ("Viscaria"; formerly Copperstone Resources AB) is the operator of the Viscaria project and has been undertaking final permitting and recently commenced construction of its water treatment plant needed for the reopening of the past-producing mine. According to their disclosures, Viscaria expects to commence production on the project in 2026.

In parallel with its ongoing development work, Viscaria has been conducting its first "near mine" exploration drilling campaign, which commenced in spring of this year. According to Viscaria's most recent exploration presentation and news release1, over 9,000 meters of drilling have been completed as part of this program. This has led to the recognition and definition of additional zones of mineralization that project downward from the currently defined "D" and "B" resource areas, as well as a new zone of drill-defined mineralization that lies beneath the "A" and "B" resource areas and has been named the "ABBA" zone (see Figures 1 and 2). Viscaria has described these new discoveries as "exceptional exploration results" which highlight the considerable upside potential and optionality that exists on the project.

Reported drill results are highlighted by1:

  An intercept of 43.2m @ 1.12% Cu and 31.35% Fe from depths of 1107 to 1050.2 meters in hole VDD24055 (positioned just below the existing "D Zone" resources).
  An intercept of 13.3m @ 2.42% Cu and 4.96 g/t Ag from depths of 498.1 to 511.4 meters in drill hole VDD23116 (adjacent to the "B Zone" resources).

EMX considers these results to be salient and important to the valuation of its royalty interest. Viscaria has also reported that it is working to complete a feasibility study by year end and is currently working to update and bring its resource estimates into compliance with PERC (2021) reporting standards. EMX congratulates Viscaria Gruvaktiebolag on these successes and their recent progress.

EMX's current royalty footprint covers the A, B and D zones and consists of a 0.5% NSR royalty that escalates to an uncapped 1% NSR royalty after $12 million has been paid to the royalty holder.

About the Viscaria Copper-Iron-Silver deposit. The Viscaria deposit is located just west of LKAB's Kiruna iron mine, the largest underground iron mine in the world. Viscaria is typically classified as a member of the Iron-Oxide-Copper-Gold ("IOCG") deposit clan and is broadly associated with similar iron and copper systems elsewhere in the region. The Viscaria mine was initially owned and operated by LKAB, which commenced operations in 1983. Outokumpu OY acquired the mine in 1985 and operated it until closure in 1993. Phelps Dodge Sweden AB later acquired the project from Outokumpu and then sold the project to Avalon Viscaria AB in 2008 and kept a royalty over the project area as part of its consideration. Avalon Viscaria AB later became the current Viscaria Gruvaktiebolag. EMX acquired Phelps Dodge Sweden AB in 2009, including the Viscaria royalty.

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1 True widths stated as "unknown". These results were reported by Viscaria according to PERC 2021 standards in "Exploration Results, PERC (2021) Reporting standard, Table 1" on September 2024, and in Viscaria's exploration update presentation dated September 24, 2024: "Viscaria: the next Tier-1 copper deposit in the world-class Kiruna mining district".

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Notes about reported drill intersections. EMX has not performed sufficient work to verify the reported drill data and intersections. However, the samples were collected and reported by Viscaria in accordance with PERC (2021) reporting standards. EMX considers the reported drill data to be reliable and relevant.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

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Figure 1: Project Location

Viscaria
Kiruna Town
Kiruna
N
5 km
Viscaria
Kiruna
Aitik
Sweden
Finland
Norway
Garpenberg
Stockholm
Zinkgruvan
N
500 km

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Figure 2: 3D models of resources and current exploration program at Viscaria

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